

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2023

Morgan Brown
Chief Financial Officer
Clene Inc.
6550 South Millrock Drive, Suite G50
Salt Lake City, UT 84121

Re: Clene Inc.
Registration Statement on Form S-3
Filed September 22, 2023
File No. 333-274651

Dear Morgan Brown:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-3 filed September 22, 2023

General

1. In relation to the 3,000,000 shares of common stock underlying a warrant issued as part of an amendment to a loan and security agreement between you and Avenue Venture Opportunities Fund, L.P. (the "Warrant"), please tell us your basis for registering the offering of these shares on a primary basis. In this regard, we note that the Warrant was issued pursuant to Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated thereunder and is exercisable within one year. Please consider the rationale set out in Securities Act Sections C&DI Questions 139.08, 239.15, and 103.04.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of

action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lauren Hamill at 303-844-1008 or Laura Crotty at 202-551-7614 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Tom McAleavey